Filed by Halliburton Company
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Halliburton Company
Commission File No.: 333-141027
The following is the text of the website that is being maintained at http://www.KBRexchange.com in connection with Halliburton’s offer to exchange up to an aggregate of 135,627,000 shares of KBR common stock which it owns for outstanding shares of Halliburton common stock, as described in more detail in the Prospectus—Offer to Exchange.

www.KBRexchange.com
VWAP & Calculated Values Last Updated: 3/12/2007 4:30:00 PM New York City time
The Exchange Offer
Halliburton is offering to exchange up to 135,627,000 shares of KBR common stock in the aggregate for outstanding shares of Halliburton common stock, as described in more detail in the Prospectus-Offer to Exchange for the exchange offer (the “Prospectus—Offer to Exchange”). The exchange offer is designed to permit holders of Halliburton common stock to exchange their shares for shares of KBR common stock at a 7.5% discount to the calculated per-share value of KBR common stock, subject to a maximum limit of 1.5905 shares of KBR common stock for each share of Halliburton common stock (the “maximum exchange ratio”), as described in the Prospectus—Offer to Exchange. Stated another way, for each $1.00 of Halliburton common stock accepted in the exchange offer, the tendering holder will receive approximately $1.08 of KBR common stock, based on calculated per-share values, subject to the maximum exchange ratio.
The exchange offer and withdrawal rights will expire at 12:00 midnight, New York City time, on March 29, 2007, unless the offer is extended or terminated. On the expiration date of the exchange offer, by 4:30 p.m., New York City time, this website will provide the final calculated per-share values and the final exchange ratio showing the number of shares of KBR common stock that will be exchanged for each share of Halliburton common stock accepted in the exchange offer and state whether the maximum exchange ratio is in effect (which would cause an automatic extension of the exchange offer until 12:00 midnight, New York City time, of the second following trading day).
The per-share value of Halliburton common stock and the per-share value of KBR common stock to be used for purposes of calculating the exchange ratio will equal the arithmetic average of the daily volume-weighted average price (“daily VWAP”) for Halliburton common stock or KBR common stock, as applicable, for the last three trading days of the currently anticipated exchange offer period (the “valuation dates”). Stated another way, the final calculated per-share value for each stock will be calculated by adding the daily VWAP of the applicable stock for each of the valuation dates and then calculating the average by dividing the resulting total by three. The valuation dates will be March 27, 2007, March 28, 2007 and March 29, 2007, unless the exchange offer is extended, including if a market disruption event occurs. The valuation dates will not change, however, if the exchange offer is extended solely as a result of the automatic extension triggered by the maximum exchange ratio.
Halliburton will announce whether the maximum exchange ratio is in effect at the expiration of the originally contemplated exchange offer period, through this website and by press release, by 4:30 p.m., New York City time, on the expiration date. If the maximum exchange ratio is in effect at that time, then the exchange ratio will be fixed at the maximum exchange ratio and the exchange offer will be extended until 12:00 midnight, New York City time, the second following trading day to permit stockholders to tender or withdraw their shares of Halliburton common stock during those days.
If the exchange offer is oversubscribed and Halliburton cannot accept all tenders of Halliburton common stock at the exchange ratio, then all shares of Halliburton common stock that are validly tendered will generally be accepted for exchange on a pro rata basis in proportion to the number of shares tendered. We refer to this as “proration.” Stockholders who beneficially own “odd-lots” (that is, less than 100 shares of Halliburton common stock) other than through custodial accounts with Computershare or HBOS Employee Equity Solutions and who validly tender all their shares will not be subject to proration if they so request. Proration for each tendering stockholder will be based on the number of shares of Halliburton common stock tendered by that stockholder in the exchange offer, and not on that stockholder’s aggregate ownership of Halliburton common stock.
The information on this website is being provided solely in connection with the exchange offer and should not be used for any other purpose. You should refer to the Prospectus—Offer to Exchange for additional information about the exchange offer. Copies of the Prospectus—Offer to Exchange, the form of letter of transmittal, the form of notice of withdrawal and the form of notice of guaranteed delivery are available through the links at the top of this page or by clicking on the terms where they appear on this website underlined and in blue. Further information regarding terms used on this website that are underlined and in blue is provided in the glossary below, reachable by clicking on those terms.
Exchange Ratio Calculation Formula
The following formula will be used to calculate the number of shares of KBR common stock that each tendering stockholder will receive for shares of Halliburton common stock that are validly tendered and accepted in the exchange offer.

Number of shares of KBR common stock	=	Number of shares of Halliburton common stock validly tendered and accepted	x	the lesser of:	1.5905 (the maximum exchange ratio)	or	100% of the final calculated per-share value of Halliburton common stock divided by 92.5% of the final calculated per-share value of KBR common stock
Table of Historical Indicative Calculated Per-Share Values
This table shows historical daily VWAP and indicative calculated per-share values for shares of Halliburton common stock and shares of KBR common stock, and the corresponding indicative exchange ratio. On each date before the first valuation date, the information in the table will be updated by 4:30 p.m., New York City time. On each of the valuation dates, the intra-day VWAPs, indicative calculated per-share values and the indicative exchange ratio will be updated at 10:30 a.m., 1:30 p.m. and 4:30 p.m., New York City time. The final exchange ratio will be available by 4:30 p.m., New York City time, on the last valuation date.

		Halliburton Common Stock		KBR Common Stock
			Indicative		Indicative
			Calculated		Calculated
			Per-Share		Per-Share	Indicative
Day	Date	Daily VWAP	Value	Daily VWAP	Value	Exchange Ratio
1	3/2/2007	31.1705	N/A*	22.1846	N/A*	N/A*
2	3/5/2007	30.5284	N/A*	22.0708	N/A*	N/A*
3	3/6/2007	30.8977	30.86553	22.8355	22.36363	1.4921
4	3/7/2007	31.4973	30.97447	23.4499	22.78540	1.4696
5	3/8/2007	31.6962	31.36373	23.7993	23.36157	1.4514
6	3/9/2007	31.9913	31.72827	23.5182	23.58913	1.4541
7	3/12/2007	32.0296	31.90570	22.4254	23.24763	1.4837
8	3/13/2007	-	-	-	-	-
9	3/14/2007	-	-	-	-	-
10	3/15/2007	-	-	-	-	-
11	3/16/2007	-	-	-	-	-

12	3/19/2007	-	-	-	-	-
13	3/20/2007	-	-	-	-	-
14	3/21/2007	-	-	-	-	-
15	3/22/2007	-	-	-	-	-
16	3/23/2007	-	-	-	-	-
17	3/26/2007	-	-	-	-	-

		Halliburton Common Stock		KBR Common Stock
			Indicative		Indicative
			Calculated		Calculated
	Valuation		Per-Share		Per-Share	Indicative
Day	Date	Intra-day VWAP	Value	Intra-day VWAP	Value	Exchange Ratio
18	3/27/2007	-	-	-	-	-
19	3/28/2007	-	-	-	-	-
20	3/29/2007	-	-	-	-	-

*	No indicative calculated per-share values or indicative exchange ratios are provided for the first two days of the exchange offer period as the calculation of such values requires daily VWAP data for three trading days.
The following table shows how many shares of KBR common stock would be exchanged for a specified number of tendered and accepted shares of Halliburton common stock if the most recent indicative calculated per-share values provided in the table above were the calculated per-share values of those shares at the end of the exchange offer.

Number of shares of Halliburton	Number of shares of KBR
common stock tendered	common stock issued in exchange µ
1	1.4837
10	14.8370
100	148.3700
1000	1,483.7000
µ Note that the fractional share amount is provided for indicative purposes only. Cash in lieu of fractional shares of KBR common stock will be distributed in the exchange offer.
Important Notice Regarding Additional Information
In connection with the exchange offer, KBR has filed with the Securities and Exchange Commission a registration statement on Form S-4 that includes the Prospectus—Offer to Exchange. The Prospectus—Offer to Exchange contains important information about the exchange offer, Halliburton, KBR and related matters, and Halliburton will mail the Prospectus—Offer to Exchange to its stockholders. Investors and security holders are urged to read the Prospectus—Offer to Exchange, and any other relevant documents filed with the SEC, when they become available and before making any investment decision. None of Halliburton, KBR or any of their respective directors or officers or the dealer managers appointed with respect to the exchange offer makes any recommendation as to whether you should participate in the exchange offer.
You can obtain a free copy of the Prospectus—Offer to Exchange and (when available) other related documents filed with the SEC by Halliburton and KBR at the SEC’s website at www.sec.gov. You will also be able to obtain a free copy of these documents by sending a request to Halliburton Company - Investor Relations, 5 Houston Center, 1401 McKinney, Suite 2400, Houston, TX 77010, Phone: 713.759.2688, E-mail: investors@halliburton.com; or by sending a request to KBR, Inc. — Investor Relations, 601 Jefferson Street, Suite 3400, Houston, TX 77002, Phone: 713.753.5082, E-mail: investors@kbr.com, as applicable. You can also obtain a copy of the Prospectus—Offer to Exchange by clicking on the appropriate link in the top menu of this website. Alternatively, Georgeson Inc., the information agent for the exchange offer, will arrange to send to you the Prospectus—Offer to Exchange if you request it by calling 1-866-313-3046 (toll-free in the United States), 1-212-805-7144 (elsewhere) or 1-212-440-9800 (banks and brokers) no later than March 22, 2007.

Tendering and Withdrawal
The procedures you must follow to tender your shares in the exchange offer or to withdraw previously tendered shares will depend on whether you hold your shares of Halliburton common stock in certificated form, in uncertificated form registered directly in your name in Halliburton’s share register, through a broker, dealer, commercial bank, trust company, custodian or similar institution. For specific instructions about how to participate in the exchange offer, please read the sections entitled “The Exchange Offer—Procedures for Tendering” and “The Exchange Offer—Withdrawal Rights” in the Prospectus—Offer to Exchange. You can obtain copies of the Prospectus—Offer to Exchange, the form of letter of transmittal for registered holders, the form of notice of withdrawal and the form of notice of guaranteed delivery by clicking on the appropriate link in the top menu of this website or by clicking on the terms where they appear on this website underlined and in blue. Alternatively, the information agent for the exchange offer will arrange to send to you copies of those documents if you request them by calling 1-866-313-3046 (toll-free in the United States), 1-212-805-7144 (elsewhere) or 1-212-440-9800 (banks and brokers).
Glossary
calculated per-share value: The per-share value of Halliburton common stock and the per-share value of KBR common stock to be used for purposes of calculating the exchange ratio will equal the arithmetic average of the daily VWAP for Halliburton common stock and KBR common stock, as applicable, on the NYSE for the valuation dates. During the exchange offer, this website will display indicative calculated per-share values, determined in the manner described under “indicative calculated per-share value,” below.
daily VWAP: VWAP for the period beginning at 9:30 a.m., New York City time (or such other time as is the official open of trading on the NYSE), and ending at 4:00 p.m., New York City time (or such other time as is the official close of trading on the NYSE), as calculated by Xignite, Inc., except that the data used to make that calculation will take into account only those adjustments to reported trades made by 4:10 p.m., New York City time. The daily VWAP calculated by Xignite, Inc. may be different from volume-weighted average prices calculated by other sources or investors’ or other security holders’ own calculations of volume-weighted average prices.
exchange ratio: The number of shares of KBR common stock that will be exchanged for each share of Halliburton common stock accepted in the exchange offer. The final exchange ratio will be published by press release, available on this website and available from the information agent, Georgeson Inc., at 1-866-313-3046 (toll-free in the United States), 1-212-805-7144 (elsewhere) or 1-212-440-9800 (banks and brokers) by 4:30 p.m., New York City time, on the expiration date of the exchange offer.
indicative calculated per-share value: During the exchange offer, this website will display indicative calculated per-share values for Halliburton common stock and KBR common stock. These indicative values are displayed to assist tendering stockholders in understanding how the number of shares of KBR common stock they would receive in the exchange offer will be calculated but are not indicative of the final exchange ratio.
From the third trading day until the first valuation date, the indicative calculated per-share value of (1) Halliburton common stock published on this website will equal the average of the daily VWAP of Halliburton common stock on that day and each of the two prior trading days, and (2) KBR common stock published on this website will equal the average of the daily VWAP of KBR common stock on that day and each of the two prior trading days. The data used to calculate such indicative calculated per-share values will not, however, be included in the calculation of the final calculated per-share value for either the Halliburton common stock or the KBR common stock. During the valuation dates, the indicative calculated per-share values of Halliburton common stock and KBR common stock published on this website will equal (1) on the first valuation date, the intra-day VWAP during the elapsed portion of that day, (2) on the second valuation date, the daily VWAP for the first valuation date averaged with the intra-day VWAP for the elapsed portion of the second valuation date, and (3) on the third valuation date, the daily VWAP for the first and second valuation dates averaged with the intra-day VWAP for the elapsed portion of the third valuation day. The data used to calculate such indicative calculated per-share values during the valuation dates will be used in determining the final calculated per-share values.
intra-day VWAP: VWAP for the period beginning at 9:30 a.m., New York City time (or such other time as is the official open of trading on the NYSE), and ending at a specified time in such day, as calculated by Xignite, Inc.

Please note that the data used to derive the intra-day VWAP published on this website during the last three trading days of the exchange offer is subject to a 20-minute reporting delay. The intra-day VWAP calculated by Xignite, Inc. may be different from volume-weighted average prices calculated by other sources or investors’ or other security holders’ own calculations of volume-weighted average prices.
maximum exchange ratio: The number of shares of KBR common stock each tendering Halliburton stockholder will receive is subject to a maximum exchange ratio of 1.5905 shares of KBR common stock for each share of Halliburton common stock accepted in the exchange offer. IF THE MAXIMUM EXCHANGE RATIO IS IN EFFECT, TENDERING HOLDERS WILL RECEIVE LESS THAN $1.08 OF KBR COMMON STOCK FOR EACH $1.00 OF HALLIBURTON COMMON STOCK ACCEPTED IN THE EXCHANGE OFFER (BASED ON THE CALCULATED PER-SHARE VALUES OF HALLIBURTON COMMON STOCK AND KBR COMMON STOCK, AS APPLICABLE, DURING THE VALUATION DATES), AND SUCH HOLDERS COULD RECEIVE MUCH LESS. STATED ANOTHER WAY, IF THE MAXIMUM EXCHANGE RATIO IS NOT IN EFFECT, THE FORMULA FOR CALCULATING THE EXCHANGE RATIO CONTEMPLATES THAT, FOR EACH SHARE OF HALLIBURTON COMMON STOCK ACCEPTED IN THE EXCHANGE OFFER, TENDERING HOLDERS WILL RECEIVE A NUMBER OF SHARES OF KBR COMMON STOCK CALCULATED AT A 7.5% DISCOUNT TO THE PER-SHARE VALUE OF KBR COMMON STOCK. HOWEVER, IF THE MAXIMUM EXCHANGE RATIO IS IN EFFECT AND A TENDERING HOLDER STILL DECIDES TO TENDER ITS SHARES OF HALLIBURTON COMMON STOCK, A TENDERING HOLDER WILL EXCHANGE ITS SHARES OF HALLIBURTON COMMON STOCK FOR SHARES OF KBR COMMON STOCK AT A DISCOUNT OF LESS THAN 7.5% TO THE PER-SHARE VALUE OF KBR COMMON STOCK AND, DEPENDING UPON THE MAGNITUDE OF THE DECREASE IN MARKET VALUE OF KBR COMMON STOCK RELATIVE TO THE MARKET VALUE OF HALLIBURTON COMMON STOCK DURING THE EXCHANGE OFFER PERIOD, TENDERING HOLDERS MAY BE EXCHANGING THEIR SHARES OF HALLIBURTON COMMON STOCK FOR SHARES OF KBR COMMON STOCK WITHOUT ANY DISCOUNT, OR EVEN AT A PREMIUM, TO THE PER-SHARE VALUE OF KBR COMMON STOCK (I.E., IF THE DECREASE IN MARKET VALUE OF KBR COMMON STOCK RELATIVE TO THE MARKET VALUE OF HALLIBURTON COMMON STOCK IS SUBSTANTIAL ENOUGH, TENDERING HOLDERS COULD RECEIVE LESS THAN $1.00 OF KBR COMMON STOCK FOR EVERY $1.00 OF HALLIBURTON COMMON STOCK ACCEPTED IN THE EXCHANGE OFFER).
valuation dates: The valuation dates for calculating the per-share values of Halliburton common stock and KBR common stock that will be used to determine the final exchange ratio will be the last three trading days of the currently anticipated exchange offer period. The valuation dates will be March 27, 2007, March 28, 2007 and March 29, 2007, unless the exchange offer is extended, including if a market disruption event occurs. Those dates will not change, however, if the exchange offer is extended solely as a result of the automatic extension triggered by the maximum exchange ratio.
VWAP : The “volume-weighted average price” per share of the applicable stock on the New York Stock Exchange during the period specified, as calculated by Xignite, Inc. The daily and intra-day VWAP calculated by Xignite, Inc. may be different from volume-weighted average prices calculated by other sources or investors’ or other security holders’ own calculations of volume-weighted average prices.

Contact Information
Questions or requests for assistance may be directed to the information agent at its address and telephone number listed below.
The exchange agent for the exchange offer is:
By Mail :
Attention: Reorganization Dept.
P.O. Box 3448
South Hackensack, NJ 07606
Re: Halliburton Exchange Offer
By Hand or Overnight Courier :
Attention: Reorganization Dept.
480 Washington Blvd
Mail Drop — Reorg
Jersey City, NJ 07310
Re: Halliburton Exchange Offer
From within the U.S., Canada or Puerto Rico:
1-800-865-0205 (toll-free)
From outside the U.S.:
1-201-680-6654 (collect)
The information agent for the exchange offer is:
17 State Street, 10th floor
New York , NY 10004
1-866-313-3046 (toll-free in the United States)
1-212-805-7144 (elsewhere)
1-212-440-9800 (banks and brokers)
The dealer managers for the exchange offer are:
Credit Suisse Securities (USA) LLC and Goldman, Sachs & Co.